UNITED STATES

SECURITIES AND EXCHANGE COMMISSION,

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.__)*

HeadHunter Group PLC
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

42207L106
(CUSIP Number)

Ivan Tavrin, 6 Floor, Business Center “White Gardens”, Building B, Lesnaya Street 9, Moscow 125047, Russia, Tel: +74997552134
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

10 January 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42207L106	Schedule 13D	Page 2 of 7

(1)		Names of reporting persons
Kismet Capital Group LLC

(2)		Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐

(3)		SEC use only

(4)		Source of funds (see instructions)
OO

(5)		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
N/A

(6)		Citizenship or place of organization
Russian Federation

Number of shares beneficially owned by each reporting person with:

	(7)	Sole voting power
0

	(8)	Shared voting power
11,482,867

	(9)	Sole dispositive power
0

	(10)	Shared dispositive power
11,482,867

(11)		Aggregate amount beneficially owned by each reporting person
11,482,867

(12)		Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
N/A

(13)		Percent of class represented by amount in Row (11)
22.68%

(14)		Type of reporting person (see instructions)
OO

CUSIP No. 42207L106	Schedule 13D	Page 3 of 7

(1)		Names of reporting persons
Ivan Tavrin

(2)		Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐

(3)		SEC use only

(4)		Source of funds (see instructions)
OO

(5)		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
N/A

(6)		Citizenship or place of organization
Russian Federation

Number of shares beneficially owned by each reporting person with:

	(7)	Sole voting power
0

	(8)	Shared voting power
11,482,867

	(9)	Sole dispositive power
0

	(10)	Shared dispositive power
11,482,867

(11)		Aggregate amount beneficially owned by each reporting person
11,482,867

(12)		Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
N/A

(13)		Percent of class represented by amount in Row (11)
22.68%

(14)		Type of reporting person (see instructions)
IN

CUSIP No. 42207L106	Schedule 13D	Page 4 of 7

ITEM 1. SECURITY AND ISSUER.

This statement relates to the ordinary shares of par value €0.002 each (“Ordinary Shares”) issued by HeadHunter Group PLC (the “Issuer”). The Issuer’s principal executive offices are located at Dositheou 42, Strovolos, 2028 Nicosia, Cyprus.

ITEM 2. IDENTITY AND BACKGROUND.

The persons filing this statement are Kismet Capital Group LLC (“KCG”) and Ivan Tavrin (collectively the “Reporting Persons”)

KCG is a company incorporated and organized under the laws of the Russian Federation.

The principal business addresses of KCG is Olkhovskaya street, building 4, block 2, room 470, 4th floor, Moscow, 105066 Russia.

KCG operates as an investment company focusing on mergers and acquisitions.

Mr. Ivan Tavrin is the 99,99% owner of KCG. Ivan Tavrin’s business address is 6 Floor, Business Center “White Gardens”, Building B, Lesnaya Street 9, Moscow 125047, Russia. Ivan Tavrin’s principal occupation or employment is businessman.

During the past five years, neither of the Reporting Persons (or to the knowledge of the Reporting Persons, any of the persons listed in Schedule A hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, business address, citizenship, and principal occupation or employment of each director and officer of KCGare set forth in Schedule A. To the knowledge of the Reporting Persons, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On 10 January 2023, KCG acquired 11,482,867 of the shares in the share capital of the Issuer from a third party selling shareholder of the Issuer for a price per share of USD 12.83. KCG acquired the shares through its wholly owned subsidiaries. The transaction was funded by own funds of the KCG group.

CUSIP No. 42207L106	Schedule 13D	Page 5 of 7

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons purchased the securities of the Issuer reported herein based on their belief that such securities, when purchased, represented an attractive investment opportunity. Depending upon other factors, including overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise on such terms and at such times as the Reporting Persons may deem advisable. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to the course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. The Reporting Persons may also take steps to explore and prepare for various plans and actions before forming an intention to engage in such plans or actions.

The Reporting Persons may engage in discussions with management, the Issuer’s board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may take positions regarding or make precatory, conditional or binding proposals with respect to, or with respect to potential changes in, the Issuer’s: operations, management, certificate of incorporation and bylaws, composition of the Board of Directors or its committees, ownership, capital or corporate structure, dividend policy, potential acquisitions or sales, businesses or assets, including the sales thereof by stock sale, merger, asset sale or tender offer or other means, strategy and/or plans of the Issuer as a means of enhancing stockholder value. The Reporting Persons may change their intention with respect to any and all matters referred to in this Item 4. The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and may from time to time in the future express their views to and/or meet with management, the Board of Directors, other stockholders or third parties, including, potential acquirers, service providers and financing sources, and/or may formulate plans or proposals regarding the Issuer, its assets or its securities. Such possible plans or proposals may include one or more plans or proposals that relate to or would result in one or more of the changes referred to herein, or any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

CUSIP No. 42207L106	Schedule 13D	Page 6 of 7

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	The Reporting Persons beneficially own 11,482,867 Ordinary Shares and their shareholdings represent approximately 22.68% of the total outstanding voting power in the Issuer in aggregate based upon 50,635,720 of the Issuer’s issued and outstanding Ordinary Shares.

(b)	The following table sets forth details of the number of Ordinary Shares as to which each Reporting Person has sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, share power to vote or to direct the vote or shared power to dispose or to direct the disposition:

Reporting Person	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Kismet Capital Group LLC	0	11,482,867	0	11,482,867
Ivan Tavrin	0	11,482,867	0	11,482,867

(c)	Except as disclosed in this Statement, the Reporting Persons have not effected any transaction in Ordinary Shares held by them during the past sixty (60) days.

(d)	Except as disclosed in this statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Description of Exhibit
99.1	Joint Filing Agreement of the Reporting Persons.

CUSIP No. 42207L106	Schedule 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	20 January 2023

Kismet Capital Group LLC

By:	/s/ Olga Dupak
Name:	Olga Dupak
Title:	General Director

Ivan Tavrin

/s/ Ivan Tavrin